UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8‑K

CURRENT REPORT PURSUANT TO

SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report: April 6, 2020

 (Date of earliest event reported)

BIOPHARMX CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

001-37411	59-3843182
(Commission File Number)	(IRS Employer Identification No.)

1
900 E. Hamilton Ave., Suite 100 Campbell, California	95008
(Address of Principal Executive Offices)	(Zip Code)

(650)  889-5020

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former name or former address, if changed since last report.)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	BPMX	The NYSE American, LLC

Check the appropriate box below if the Form 8‑K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a‑12 under the Exchange Act (17 CFR 240.14a‑12)
☐	Pre‑commencement communications pursuant to Rule 14d‑2(b) under the Exchange Act (17 CFR 240.14d‑2(b))
☐	Pre‑commencement communications pursuant to Rule 13e‑4(c) under the Exchange Act (17 CFR 240.13e‑4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

☐

Item 8.01    Other Events

On April 6, 2020, Timber Pharmaceuticals LLC (“Timber” or the “Company”) issued a press release announcing that the Company has been awarded the second tranche of the grant from the U.S. Food & Drug Administration Office of Orphan Products Development Orphan Clinical Trials Grants Program after reaching certain clinical milestones in the development of TMB-001. A copy of Timber’s press release is included as Exhibit 99.1 to this Current Report on Form 8-K.

Item 9.01 Financial Statements and Exhibits

(d)

Exhibit No.	Description

99.1	Press release issued by Timber on April 6, 2020

Additional Information about the Proposed Merger and Where to Find It

In connection with the proposed merger between BioPharmX Corporation (“BioPharmX”) and Timber, BioPharmX and Timber have filed relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that was filed on February 20, 2020, as amended by Amendment No. 1 thereto filed with the SEC on March 30, 2020, and contained a prospectus and a proxy statement of BioPharmX. INVESTORS AND SECURITY HOLDERS OF BIOPHARMX AND TIMBER ARE URGED TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT BIOPHARMX, TIMBER AND THE PROPOSED MERGER AND RELATED MATTERS. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by BioPharmX with the SEC, may be obtained free of charge at the SEC website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by BioPharmX by directing a written request to BioPharmX Corporation, 900 E. Hamilton Avenue, Suite 100, Campbell, California 95008. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

This report shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

BioPharmX and its directors and executive officers and Timber and its managers and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of BioPharmX in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of BioPharmX and their ownership of shares of BioPharmX common stock is set forth in its Annual Report on Form 10-K for the year ended January 31, 2020, which was filed with the SEC on March 23, 2020, and its subsequent documents filed with the SEC, including the joint proxy statement/prospectus referred to above. Additional information regarding the persons who may be deemed participants in the proxy solicitations and a description of their direct and indirect interests in the proposed merger, by security holdings or otherwise, will also be included in the joint prospectus/proxy statement and other relevant materials to be filed with the SEC when they become available. These documents are available free of charge at the SEC website (www.sec.gov) and from BioPharmX at the address described above. The managers and officers of Timber do not currently hold any direct or indirect interests, by security holdings or otherwise, in BioPharmX except as pursuant to the exercise of the bridge loan warrant described in BioPharmX’s SEC reporting.

Forward-Looking Statements

This report, the documents incorporated herein by reference and other written reports and oral statements made from time to time by BioPharmX or Timber contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are identified by terminology such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other words. These statements are only predictions. BioPharmX and Timber have based these forward-looking statements largely on their then-current expectations and projections about future events, as well as the beliefs and assumptions of management. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond each of BioPharmX’s and Timber’s control, and actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: (i) risks as to whether Timber’s Phase 2b study will be successful; (ii) risks associated with BioPharmX’s ability to obtain the stockholder approval required to consummate the proposed merger transaction and the timing of the closing of the proposed merger transaction, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed merger transaction will not occur; (iii) the outcome of any legal proceedings that may be instituted against the parties and others related to the merger agreement; (iv) the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement; (v) unanticipated difficulties or expenditures relating to the proposed merger transaction, the response of business partners and competitors to the announcement of the proposed merger transaction, and/or potential difficulties in employee retention as a result of the announcement and pendency of the proposed merger transaction; (vi) if the merger is completed, whether the combined business of Timber and BioPharmX will be successful; and (vii) those risks detailed in BioPharmX’s most recent Annual Report on Form 10-K and subsequent reports filed with the SEC, as well as other documents that may be filed by BioPharmX from time to time with the SEC. Accordingly, you should not rely upon forward-looking statements as predictions of future events. Neither BioPharmX nor Timber can assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. The forward-looking statements made in this communication relate only to events as of the date on which the statements are made. Except as required by applicable law or regulation, BioPharmX and Timber undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BIOPHARMX CORPORATION

Date: April 6, 2020	By:	/s/ Steven M. Bosacki
		Name:	Steven M. Bosacki
		Title:	Chief Executive Officer